Item 77C – Matters submitted to vote of security holders

STADION MANAGED RISK 100 FUND

A Special Meeting of the shareholders of the Stadion Managed Risk 100 Fund (the “Fund”), a series of the Stadion Investment Trust, was held on March 24, 2017 to approve the matter described below (the “Proposal”), however a quorum of shareholders of the Fund was not present and the meeting was adjourned without a vote.  The Special Meeting was then reconvened on April 14, 2017 with a quorum of shareholders present, wherein the Proposal was voted on and approved by Shareholders of the Fund.

The April 14, 2017 voting results were as follows:

Matter	Vote Type	Shares
To approve the reorganization, pursuant to a plan of reorganization, that provides for: (i) the transfer of all of the assets and liabilities of the Stadion Managed Risk 100 Fund to the Stadion Tactical Defensive Fund in exchange for shares of the Stadion Tactical Defensive Fund; and (ii) the distribution of shares of the Stadion Tactical Defensive Fund so received to shareholders of the Stadion Managed Risk 100 Fund.	For	3,575,872
	Against	140,973
	Abstain	596,728